Mail Stop 4561

May 25, 2007

Rashmi Garde
Vice President and General Counsel
VMware, Inc.
3145 Porter Drive
Palo Alto, CA 94304

> **Re: VMware, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 26, 2007**
> **File No. 333-142368**

Dear Ms. Garde:

We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please provide us with a detailed analysis of the concurrent exchange offer discussed in the prospectus, including the operation of the exchange offer, its terms and the exemption from registration upon which you will rely for this offer.

Cover

3.   Revise your disclosure in the third paragraph to explain the relationship of VMware to EMC both before and after the offering in clear terms for investors (i.e., that VMware is currently a wholly owned subsidiary of EMC and that after the offering EMC will continue to be the controlling stockholder). Also, it does not appear that the conversion terms of your Class B shares are material to the terms of this offering or presented in accordance with the Plain English principles as required by Rule 421(d).

4.   We will contact you to discuss your cover graphics separately. Please note that we will refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline in commenting on the graphics provided.

Summary, page 1

5.   Your summary disclosure is currently twelve pages long. Pursuant to Item 503 of Regulation S-K, please revise this disclosure to contain only a summary of the material terms of this transaction and facts regarding your business. For example, you include almost an entire page of disclosure regarding the risks you face even though your complete risk factor discussion follows in a few pages. The disclosure in this section should be a balanced summary of the more detailed disclosure found elsewhere in the prospectus.

6.   We note your statement in the introductory paragraph that you have not independently verified any third-party information included in the prospectus. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Industry Background, page 2

7.   With respect to all third-party statements in your prospectus, such as the market data by IDC presented in your disclosure, please supplementally provide us with support for such statements. Please disclose the names and dates of all reports cited. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Please confirm that you did not commission any of the referenced sources.

Our Relationship with EMC, page 5

8.   We note that prior to the completion of the offering, you will enter into several agreements with EMC. As applicable, please revise your registration statement to provide additional disclosures throughout your Management's Discussion and Analysis of Financial Condition and Results of Operations regarding the expected impact on each line item that will be materially affected by these agreements.

Risk Factors, page 13

9.   Consider adding a risk factor addressing the concentration of credit risk associated with your account receivable balances. In this regard, we note that two distributors accounted for 28% and 11% of the balance at the 2006 fiscal year end and for 30% and 11% of the balance at 2005 fiscal year end.

10.   Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. Many of the subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note the following "[c]laims by others that we infringe their proprietary technology could harm our business," "[a]dverse economic conditions or reduced information technology spending may adversely impact our business," and "[t]hird parties may seek to hold us responsible for liabilities of EMC." Please revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text. Additionally, rather than stating that a factor could "adversely affect" or "harm" your business, financial condition and results of operations, the subheading should indicate what the adverse or harmful effects might be, such as reduced income or revenues or loss of customers.

"We rely on distributors, resellers, x86 system vendors…", page 15

11.   In order to provide context to the risk disclosed, revise your disclosure regarding Ingram Micro to describe your contractual relationship with this distributor and to provide the basis for your conclusion that the loss of this distributor would result in only a "short-term negative impact on [y]our results of operations." Given that this distributor has accounted for approximately 30% of your total revenues over the last three years, even as you have experienced total revenue growth of 82% in 2006 and 71% in 2005, it appears that you are substantially dependent upon your relationship with this distributor and all agreements governing this relationship should be filed as exhibits to the registration statement.

"Our independent registered public accounting firm identified…", page 20

12.   We note in your disclosure that your independent registered public accounting firm
        identified a material weaknesses in your internal controls related to the capitalization of
        software development costs. Tell us in greater detail what this material weakness relates
        to and the reasons for each error or misapplication of accounting. Additionally, based on
        your disclosure, it is not clear what impact the adjustments had on your financial
        statements. Tell us the impact this material weakness had on your financial statements.
        In this regard, provide us with any post-closing adjustments that were made, including
        the dollar amounts, to your books and records and the financial statements as a result of
        this material weakness.

13.   We also note that you have a plan in place to remediate the material weakness. Tell us in
        detail all the steps you have taken (or plan to take) and procedures you have implemented
        (or plan to implement) to correct this material weakness in your internal controls. Revise
        here or in MD&A, as appropriate, to disclose how long you estimate it will take to
        remediate the material weakness and any material costs associated with such remediation.

Use of Proceeds, page 33

14.   We note your disclosure that you intend to use the proceeds from this offering to repay
        $800 million in intercompany indebtedness to EMC, to purchase your new headquarters
        facilities from EMC, and the completion of the acquisition agreement entered into in
        April 2007. Expand your disclosure to discuss the purpose for the dividend payment to
        EMC and the costs for the construction of your headquarters. In the notes to your
        financial statements, you disclose that there will be additional costs associated with the
        construction of the headquarters through the initial public offering date. Here or
        elsewhere as appropriate, you should discuss the anticipated costs, as currently estimated,
        and how you will fund additional costs not covered by the proceeds from this offering.
        We also note that these and the disclosed acquisition should be addressed in MD&A and
        Business, as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction, page 41

15.   Please substantially revise this section to disclose management's perspective on and
        analysis of your business. Consider using an "Overview" section to provide an executive
        level overview of the company to provide context for the remainder of the MD&A
        discussion. For example, identify the factors that your company's executives focus on in
        evaluating financial condition and operating performance. Consider addressing the
        material operations, risks and challenges facing your company and how is management
        dealing with these issues. For example, we note that your gross margins are impacted by

the mix of your license and service revenues. Discuss the historical mix between these two types of revenues and any expected trends. We also note your disclosure references to both license and service sales to new customers. Revise your disclosure to address any material trends regarding the engagement of new customers, as it is unclear from your disclosure the extent to which increases in revenues are related to the addition of new customers, an increase in repeat business, or other factors. It also appears that you are experiencing a trend of increasing international revenues, according to your disclosure on page 20. However, no discussion of this trend or your international operations is currently presented in MD&A. You should discuss these and other material trends in this section. Refer to Release 33-8350 on our website at www.sec.gov for guidance.

16.   Your discussion of revenues should also more clearly indicate the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the services provided. Also, revise to include a discussion of pricing pressure in your industry. Is there an industry leader that sets prices in your industry? Does pricing pressure come from your large customers who are seeking to lower prices? Revise to describe the impact of pricing pressures on both license and service revenues, provided both domestic and international customers.

Results of Operations, page 43

17.   We note your current disclosure relates to changes between all periods presented. Revise to provide year to year comparisons to provide more meaningful discussion. See Instruction 1 to Item 303(a).

18.   In your discussions of the results of operations, you refer to the type of charges that are aggregated in each income statement line item, however, you have not quantified or discussed the components that contributed to each material change. Please substantially revise the filing to quantify and discuss each material change and identify the factor or event that contributed to each change. For instance, your disclosures indicate that the increase in revenue has been driven primarily by greater demand for your virtualization product offerings, a broadened product portfolio, new distribution channels, and renewal and new sales of service maintenance contracts. Revise your disclosure to provide quantification or qualification of the contribution of these factors to your rapid increase in revenues over the periods presented. Expand your disclosures to include a discussion of the number of new customers each period that contributed to your increased revenues, the additional products that generated new revenues and the increase in distribution channels that impacted this change. Similarly, expand your discussion of service revenues to indicate the increase in the number of contracts to existing customers as well as the increase in contracts to new customers.   Refer to Section to III.D of SEC Release 33-6835 for guidance.

General and Administrative Expenses, page 45

19.   Your disclosure indicates that general and administrative expenses increased $38.8 million in 2006, primarily attributable to incremental headcount to support the growth of your business. However, your disclosure only quantifies increases of $9.5 million (as a result of additional salaries and benefits) and $4.6 million (associated with higher levels of equity grants) as contributing to this change. Revise you disclosure to quantify each source to that contributed to a material change in your expenses for the periods presented.

Critical Accounting Policies

Revenue Recognition, page 50

20.   We note in your discussion of critical accounting policies that the disclosure related to revenue recognition is similar to your accounting policies in the notes to your financial statements. Critical accounting policies are meant to supplement, not duplicate, the description of accounting policies in the footnotes. Your critical accounting policy discussion should describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. You should also provide quantitative as well as qualitative information when information is reasonably available. Refer to SEC Release 33-8350 and 33-8040. Please revise accordingly.

Business, page 53

21.   Please put your statements that you are "the leading provider of virtualization solutions" in a more complete context for investors by providing qualitative or quantitative documentation to support your claim. Please also tell us the basis for your claims on page 56 regarding server consolidation ratios typically achieved by your customers.

22.   Please also revise to provide financial information about geographic areas, or cross-reference to such information, pursuant to Item 101(d) of Regulation S-K.

Sales and Marketing, page 63

23.   We note your disclosure on page 53 that a significant majority of your revenues are derived from your large indirect sales channel of distributors, resellers, x86 systems vendors and system integrators. Revise your disclosure in this section to discuss in qualitative and quantitative terms your dependence on these channel partners and the types of contractual relationships you maintain with these partners.

Customers, page 64

24.   Please revise your disclosure here and other appropriate sections of the prospectus to identify all clients that accounted for greater than 10% of revenues during your last fiscal year and any interim period presented in the prospectus. Revise to discuss your dependence on Ingram Micro and any other customers the loss of which would have a material adverse effect on your business. You should also set forth the material terms of your contractual arrangements with all greater the 10% customers.

Intellectual Property, page 65

25.   Revise to state the importance to your business segment and the duration and effect of all patents, trademarks, and licenses held. See Item 101(c)(1)(iv) of Regulation S-K.

Employees, page 66

26.   We note your references to the use of EMC-hired employees to engage in sales and marketing activities on your behalf in certain international countries. Revise to indicate the importance of the use and availability of subcontractors to your business. Your disclosure should address whether you are more dependent on subcontractors in certain geographic locations in which you do business and the relative availability of subcontractors in those regions. If material, revise to address your contractual arrangements with EMC regarding these subcontractors.

Management, page 67

Stock Ownership of Directors and Executive Officers of VMware, page 69

27.   Revise here or on page 93 to provide a beneficial ownership table consistent with Item 403 of Regulation S-K.

Compensation Discussion and Analysis, page 71

28.   We understand that VMWare has been a wholly-owned subsidiary of EMC since 2004 and four of your five named executive officers were executive officers of EMC, including Ms. Greene who is listed as a named executive officer in the recent EMC definitive proxy statement. Further, we understand that following this initial public offering, EMC will be your controlling stockholder. Given this relationship, please revise your compensation discussion and analysis to provide investors with material information necessary to understanding EMC's policies and decisions regarding VMware's named executive officers, particularly Ms. Greene. The analysis should cover actions subsequent to fiscal year end (e.g., retention of compensation consultants, entry into employment agreements other than with Mr. Peek, etc.) with respect to VMware.

See Instructions to Item 402(b) of Regulation S-K. Further, with respect to Mr. Peek, a former senior executive of Amazon.com, please discuss how and why his compensation differs from the other named executive officers. See Section II.B. of Release No. 33-8723A.

Elements of our Executive Compensation Program, page 71

29.   Your current disclosure regarding the compensation policies you apply to your named executive officers is extremely general. For example, you state that base salaries are determining by "evaluating the responsibilities of the executive's position, the executive's experience, and the competitive marketplace." Revise to provide a comprehensive discussion of the manner in which these elements are evaluated. See Item 402(b)(2)(vii) of Regulation S-K. Revise to discuss whether VMware going forward will benchmark total compensation or any material element of compensation against similarly situated companies in your industry. Disclose the scope of the "competitive marketplace" that was considered in setting compensation. See Item 402(b)(2)(xiv). In this regard, we note the disclosure from EMC's definitive proxy, filed March 27, 2007, that its Compensation Committee reviews compensation from published technology industry surveys and its peer group for the purpose of comparing its executive compensation program with market practices, but does not benchmark compensation against its peer group or any other company. With regards to Ms. Greene and your other executive officers, as applicable, you should discuss the compensation policies and quantitative targets used by EMC relating to compensation received in 2006 and/or compensation to be received in 2007.

30.   We note that you have not provided a quantitative discussion of the terms of the necessary performance targets to be achieved in order for your executive officers to earn compensation under your Company Bonus Program, revenue bookings compensation arrangement and long-term equity incentive plan. You should discuss the specific items of company performance and individual objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent that it is appropriate to omit specific targets and you provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. You should provide insight into the factors considered prior to the awarding of performance-based compensation, such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

31.   Please discuss your policies for allocating between your forms of compensation pursuant
        to Item 402(b)(2)(i) and (ii) of Regulation S-K.

32.   Revise to disclose if your Compensation Committee will have discretion over how
        specific forms of compensation are structured and implemented, such as awarding bonus
        or equity incentive compensation absent the attainment of relevant performance goals or
        increasing or decreasing the size of any award. See Item 402(b)(2)(vi). In this regard,
        we note that EMC's CEO granted a discretionary bonus to Mr. Eschenbach in 2006 in
        recognition of his strong performance. Disclose whether your Compensation Committee
        will have similar discretion over future compensation paid to executives.

Compensation of Executives, page 77

33.   Revise to provide narrative disclosure regarding the following the compensation tables to
        provide material information necessary to understand the disclosure in the tables. See
        Section II.C of Release 33-38732A.

Certain Relationships and Related Party Transactions, page 85

34.   We note your disclosure that you intend to adopt a policy to address the review, approval
        or ratification of related person transactions. Please disclose where an investor may
        locate this written policy once adopted.

35.   We note that the agreements with EMC disclosed in the section will be filed in an
        amendment to the registration statement. Given the breadth of the rights and
        responsibilities laid out in these agreements, please allow the staff sufficient time to
        review these agreements and assess the sufficiency of your related disclosure prior to
        requesting acceleration of effectiveness.

36.   We note your statement that the description of your agreements with EMC is "not
        complete and is qualified by reference to the specific terms of the agreement[s], each of
        which will be filed as an exhibit to the registration statement." Please note that you are
        required to provide a materially complete description of all agreements with EMC in the
        prospectus and investors are entitled to rely upon such information provided in the
        prospectus. We will not object to you encouraging investors to read the agreements for a
        more complete understanding of their terms, but you should remove any statements
        suggesting your descriptions of these agreements do not set forth all material terms.
        Please revise a similarly qualifying statement on page 110.

Note A. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

37.   We note that the Company uses either a purchase order or a signed license agreement as evidence of an arrangement. Tell us your customary business practice and policies regarding your arrangements and clarify under which circumstances you accept a signed license agreement as evidence of an arrangement and under which circumstances you accept a purchase order as evidence of an arrangement. For instance, does the Company only accept purchase orders once a master license agreement has been executed and is the master license agreement signed by both parties? Please tell us the terms that are documented within your purchase orders. Also, tell us how your policy complies with paragraphs 15 through 17 of SOP 97-2.

38.   We note that you offer rebates and other sales incentives to your channel partners and that you recognize these incentives as a reduction of revenue at the time the related product sale is recognized. Clarify the terms of your incentive programs including whether the incentives are provided to your channel partners based on a cumulative level of revenue transactions or provided as a result of a single exchange transaction and how your method of recognition complies with EITF 01-9.

39.   We note in your disclosure that for multiple element arrangements that include maintenance, vendor specific objective evidence (VSOE) of fair value for maintenance is established based upon the rates charged in stand-alone sales of maintenance contracts or the stated renewal rate included in the license arrangement. Additionally, we also note on page 62 that you offer three maintenance programs. Please explain your methodology and assumptions used to determine VSOE of fair value for maintenance for each of the three maintenance programs including the service differences under each program. For example, does the price charged for maintenance under each program vary from customer to customer? If so, please explain how you determined that you can reasonably estimate the fair value for maintenance under each program. In this regard, provide the range of typical renewal rates allowed for your pricing of maintenance that you consider to be representative of VSOE. Additionally, for arrangements that include stated renewal rates, tell us what percentage of your customers actually renew at these stated rates and how you determined that such rates are substantive.

40.   We note your post-contract support period ranges from one year to five years. For each initial term (i.e. one year, two years, three years, etc.) tell us whether you have established VSOE for post-contract support under such arrangements for which revenue is being recognized under the residual method. If you have established VSOE for post-contract support under such arrangements, tell us why you believe VSOE of fair value for such support is considered substantive. In this regard, tell us how you considered the economic life of the software in relation to the period of post-contract support. We refer you to TPA 5100.54, by analogy.

41. We note from your disclosures on page 19 that your channel partners are the principal source of support for end customers. Clarify whether you recognize any revenues from support agreements sold by to these channel partners to end customers? If so, tell us how you account for such revenues.

42. We note on page 62 that you offer certain of your products through a hosting application. Please clarify the terms of these arrangements including how your revenue recognition policy complies with the guidance under EITF 00-3. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software and help us understand whether your hosting arrangements are accounted for under SOP 97-2 or SAB 104. Additionally, tell us the percentage of revenues earned under your hosting applications and how you considered paragraph 8 of APB 22 in disclosing your accounting for such arrangements in your revenue recognition policy footnote.

43. We note on page 17 and 63 that you enter into collaboration and co-development arrangements. Tell us the terms of these arrangements and explain the following as it relates to your revenue recognition policy for collaboration and co-development arrangements:

-   the authoritative literature applied in accounting for these arrangements;
-   whether the development of software under these arrangements involve significant production, modification or customization of your existing software;
-   whether technological feasibility has been achieved prior to entering into the development arrangements; and
-   if you are successful in developing a product under the arrangements, whether you have the exclusive right to use or sell the resulting software developed.

Additionally, tell us the percentage of revenues earned under these arrangements and how you considered paragraph 8 of APB 22 in disclosing your accounting for such arrangements in your revenue recognition policy footnote.

Earnings Per Share, page F-12

44. We note that you have both Class A and Class B common stock outstanding. Tell us what consideration you have given to the two-class method for computing basic and fully diluted earnings per share for each of your issued Class A and Class B common stock. While we note in your disclosure that the holders of Class A and Class B common stock are treated as a single class because they share the same dividend rights, you should revise your disclosure and your presentation on page F-4, as well as on page 10 and page

39, to explain and present basic and diluted earnings per share for both your Class A and Class B common stock on a historical and pro forma basis. We refer you to paragraph 61(d) of SFAS 128 and EITF 03-6.

Accounting for Stock-Based Compensation, page F-13

45.   Tell us your proposed IPO price including when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your common stock.

46.   We note on page F-14 that in connection with the initial public offering, EMC will conduct an exchange offer enabling eligible VMware employees to exchange their vested and unvested options to acquire EMC common stock for unvested options to acquire VMware common stock as well as exchange restricted EMC stock awards for restricted VMware stock awards. Tell us your intended accounting for this exchange including the applicable guidance relied on. Also, tell us how you considered paragraphs 51 and 56 of SFAS 123(R) in determining the incremental compensation costs, if any, that may result from this exchange. In this regard, tell us how you will factor into your fair value calculations, the fact that certain vested EMC options will be converted into unvested VMware options.

47.   Revise your footnote disclosures to include a discussion of the exchange ratio that will be used to convert the EMC options and restricted stock awards into VMware options and restricted stock awards. Also, clarify how the exchange ratio will impact the exercise price of the exchanged options. In addition, tell us how you considered including a discussion of the impact this exchange offer will have on the Company's diluted earnings per share.

Note I. Stockholder's Equity

General

48.   Revise to disclose the rights of both the Class A and Class B common stock outstanding. Please refer to paragraph 4 of SFAS No.129.

Note I. Stockholder's Equity

Impact of Adopting FAS No. 123R, page F-24

49.   We note from your disclosures on page F-13 that you adopted SFAS 123(R) using the modified prospective transition method. We further note from your disclosures on page F-24, in connection with adopting SFAS 123(R) you recorded a cumulative effect adjustment to recognize compensation costs previously recorded in your pro forma equity

compensation disclosures that would have been capitalized in the balance sheet as of January 1, 2006. Clarify why you believe this cumulative effect adjustment is appropriate and reference the specific accounting literature relied on in recording this adjustment. Also, tell us what consideration, if any, you gave to recording this as an equity adjustment versus a cumulative adjustment to net income.

50.   Additionally, we note that included in the cumulative effect adjustment was the application of an estimated forfeiture rate on VMware's previously recognized expense. Please tell us how you determined the amount of such adjustment and tell us how you considered paragraph 80 of SFAS 123(R) in concluding that such an adjustment was necessary. In this regard, tell us if the cumulative effect adjustment relates to awards previously granted and accounted for under APB 25 or awards previously granted and accounted for at fair value and tell us if compensation cost was previously recognized for such awards.

51.   We note your reconciliation of net income had the Company adopted the fair value recognition provisions of SFAS 123 in fiscal 2005 and 2004. Please explain why the actual stock compensation expense recorded during these periods under APB 25 is more than the stock based compensation expense as calculated under SFAS 123 for pro forma purposes. In your response provide a breakdown of the options and corresponding expense included in the amounts that you are (a) adding back and (b) subtracting from net income to arrive at pro forma net income.

52.   We note your disclosures on page F-25 where you state "as a result of adopting FAS No. 123(R), VMware's income before taxes and net income in 2006 were $2.9 million and $1.5 million lower, respectively, than if VMware had continued to account for share-based compensation under APB no. 25." In this regard, we note that the total share-based compensation recognized during fiscal 2006 was $51.2 million. Has the Company, therefore, determined that $48.3 million of share-based compensation would have been recognized during this same period had you continued to apply APB 25? If so, please provide the calculations that support your conclusions or explain your disclosures.

Note L. Segment Information, page F-27

53.   We note on page 53 that you offer 16 products. Revise to disclose revenue earned by product (i.e. VMware Workstation, VMware ESX Server, VMware Virtual Center, etc.) for each year presented. Please refer to paragraph 37 of SFAS 131.

General

54.   Update your financial statements pursuant to Rule 3-12 of Regulation S-X.
Part II

Indemnification of Directors and Officers, page II-1

55.   Once the form of underwriting agreement is filed, please expand your description here of the general effect of the indemnification provisions therein.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Gilmore at (202) 551-3406 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. If you require further assistance you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (617) 305-4815
        Margaret A. Brown, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Telephone: (617) 573-4800